UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Madison Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55826L109

(CUSIP Number)

David E. Danovitch, Esq. Sullivan & Worcester LLP 1633 Broadway – 32nd Floor New York, NY 10019 (212) 660-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 55826L109	13D	Page 2 of 28 Pages

1.	Names of Reporting Persons

Arena Investors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 55826L109	13D	Page 3 of 28 Pages

1 Arena Investors, LP beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) senior secured convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 4 of 28 Pages

1.	Names of Reporting Persons

Arena Investors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 55826L109	13D	Page 5 of 28 Pages

1 Arena Investors GP, LLC beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 6 of 28 Pages

1.	Names of Reporting Persons

Arena Finance Markets, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 55826L109	13D	Page 7 of 28 Pages

1 Arena Finance Markets, LP beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 8 of 28 Pages

1.	Names of Reporting Persons

Arena Finance Markets, GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 55826L109	13D	Page 9 of 28 Pages

1 Arena Finance Markets, GP, LLC beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 10 of 28 Pages

1.	Names of Reporting Persons

Arena Special Opportunities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 55826L109	13D	Page 11 of 28 Pages

1 Arena Special Opportunities Fund, LP beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 12 of 28 Pages

1.	Names of Reporting Persons

Arena Special Opportunities Fund (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 55826L109	13D	Page 13 of 28 Pages

1 Arena Special Opportunities Fund (Onshore) GP, LLC beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 14 of 28 Pages

1.	Names of Reporting Persons

Arena Special Opportunities Partners I, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 55826L109	13D	Page 15 of 28 Pages

1 Arena Special Opportunities Partners I, LP beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 16 of 28 Pages

1.	Names of Reporting Persons

Arena Special Opportunities Partners (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 55826L109	13D	Page 17 of 28 Pages

1 Arena Special Opportunities Partners (Onshore) GP, LLC beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 18 of 28 Pages

1.	Names of Reporting Persons

Portents Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 55826L109	13D	Page 19 of 28 Pages

1 Portents Holdings, LLC beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 20 of 28 Pages

1.	Names of Reporting Persons

Arena Structured Private Investments (Cayman), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	[2,388,056,906][1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	[2,388,056,906][1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

[2,388,056,906]1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

[86.8]%1

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 55826L109	13D	Page 21 of 28 Pages

1 Arena Structured Private Investments (Cayman), LLC beneficially owns an aggregate of (i) 1,235,556,906 shares of Common Stock, (ii) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Preferred Stock”), (iv) convertible promissory notes having an aggregate principal amount of $16.5 million (the “Notes”) and (v) common stock purchase warrants of the Issuer exercisable for up to an aggregate of 192,073,017 shares of Common Stock (the “Warrants”). The 100 shares of Series B Preferred Stock are not convertible, however such shares enable the holder thereof to cast a number of votes equal to 51% of all voting shares of each class of the Issuer’s capital stock, including but not limited to, the shares of Common Stock and of the Series E-1 Preferred Stock. Each share of Series E-1 Preferred Stock converts into 1,000 shares of Common Stock and votes with the shares of Common Stock on an as-converted to Common Stock basis. As such shares of Series E-1 Preferred Stock were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such shares of Series E-1 Preferred Stock are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Exchange Act. Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof (the “Beneficial Ownership Limitations”), and such number of shares of Common Stock are not deemed beneficially owned as a result of the triggering of the Beneficial Ownership Limitations.

CUSIP No. 55826L109	13D	Page 22 of 28 Pages

EXPLANATORY NOTE

The Reporting  Persons (as defined in Item 2 of this Statement on Schedule 13D (this “Schedule 13D”)) previously jointly filed (except for POH (as defined below)) a Statement on Schedule 13G with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Madison Technologies, Inc. (the “Issuer”), pursuant to §240.13d-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2021 (the “Schedule 13G”). On February 14, 2023, the Reporting Persons jointly filed Amendment No. 1 to the Schedule 13G in order to amend the beneficial ownership information disclosed in the Schedule 13G. This Schedule 13D is being filed by the Reporting Persons pursuant to §§240.13d-1(e) and (g) of the Exchange Act in order to amend such beneficial ownership information and reflect an intention by the Reporting Persons to hold the shares of Common Stock and other securities of the Issuer beneficially owned by the Reporting Persons with a purpose or effect of changing or influencing control of the Issuer.

ITEM 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer, with its principal executive offices located at 61 East 80th Street, New York, NY 10075.

ITEM 2.	Identity and Background

(a)-(c) and (f) This Schedule 13D is filed by the following (the “Reporting Persons”):

(i)	Arena Investors, LP (the “Investment Manager”), who serves as investment manager to the Funds (defined below);

(ii)	Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the “IM General Partner”);

(iii)	Arena Finance Markets, LP (“AFM”);

(iv)	Arena Finance Markets GP, LLC, who serves as the general partner of AFM (the “AFM General Partner”);

(v)	Arena Special Opportunities Fund, LP (“ASOF”);

(vi)	Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner of ASOF (the “ASOF General Partner”);

(vii)	Arena Special Opportunities Partners I, LP (“ASOPI”);

(viii)	Arena Special Opportunities Partners (Onshore) GP, LLC, who serves as the general partner of ASOPI (the “ASOPI General Partner”, and together with the IM General Partner, the AFM General Partner and the ASOF General Partner, the “General Partners”);

(ix)	Portents Holdings, LLC (“POH”); and

(x)	Arena Structured Private Investments (Cayman), LLC (“ASPI”, and together with AFM, POH, ASOF and ASOPI, the “Funds”).

The Funds are private investment vehicles. The Funds and a separately managed account managed by the Investment Manager (the “SMA”) directly beneficially own the Common Stock (as defined below) reported in this Schedule 13D.

CUSIP No. 55826L109	13D	Page 23 of 28 Pages

The Investment Manager may be deemed to beneficially own the Common Stock beneficially owned by the Funds and the SMA.

The IM General Partner may be deemed to beneficially own the Common Stock beneficially owned by the Investment Manager.

The AFM General Partner may be deemed to beneficially own the Common Stock beneficially owned by AFM.

The ASOF General Partner may be deemed to beneficially own the Common Stock beneficially owned by ASOF.

The ASOPI General Partner may be deemed to beneficially own the Common Stock beneficially owned by ASOPI.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares of Common Stock directly beneficially owned by such Reporting Person.

The principal business of each Fund is that of a private investment vehicle engaged in investing and trading in securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Funds and the SMA. Each of the Reporting Persons is an entity formed in the State of Delaware. The principal business of each General Partner is being the general partner of the Investment Manager or the applicable Fund, as applicable. The principal business address of each of the Reporting Persons is 2500 Westchester Ave., Suite 401, Purchase, NY 10577.

(d)-(e) None of the Reporting Persons has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The source and amount of funds used by the Reporting Persons in acquiring the shares of Common Stock beneficially owned by them are described in further detail in Item 4 of this Schedule 13D by reference to the Reporting Persons enforcing their applicable rights under the Pledge Agreement (as defined herein), which disclosure is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

On February 17, 2021, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with ASOF and ASOPI (together, the “Investors”), pursuant to which convertible notes in an aggregate principal amount of $16.5 million were issued to the Investors for an aggregate purchase price of $15 million (collectively, the “Notes”). In connection with the issuance of the Notes, the Issuer issued to the Investors warrants to purchase an aggregate of 192,073,017 shares of Common Stock (collectively, the “Warrants”) and 1,000 shares of Series F Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series F Shares”). Each of the Notes and Warrants are subject to beneficial ownership limitations, pursuant to which they may not be converted or exercised, as applicable, such that the number of shares of Common Stock issued to the holders or their respective affiliates upon such conversion or exercise exceeds 9.99% of the number of shares of Common Stock outstanding on the date thereof. In September 2021, the Series F Shares were converted into an aggregate of 192,073,017 shares of Common Stock. The Investors previously acquired and such securities of the Issuer were held by the Reporting Persons in the belief that such securities were an attractive investment.

CUSIP No. 55826L109	13D	Page 24 of 28 Pages

In connection with the Purchase Agreement and to secure in part the payment of the liabilities of the Issuer pursuant to the Purchase Agreement, Notes and related transaction documents, certain affiliates of the Issuer (the “Pledgors”) entered into a Limited Guarantor Pledge Agreement with the Investment Manager, as agent for the Investors, dated as of February 17, 2021 and amended on September 24, 2021 (collectively, the “Pledge Agreement”), pursuant to which the Pledgors pledged to the Investment Manager a first priority security interest in the Pledged Collateral (as defined in the Pledge Agreement), which includes the following securities of the Issuer now deemed beneficially owned by the Reporting Persons in this Schedule 13G: (i) 100 shares of Series B Super Voting Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Shares”), (ii) an aggregate of 1,152,500 shares of Series E-1 Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E-1 Shares”), and (iii) an aggregate of [1,043,483,889] shares of Common Stock (the “Pledged Common Stock”, and collectively with the Series B Shares and the Series E-1 Shares, the “Pledged Shares”).

On September 20, 2023 ASOPI and ASOF entered into an Assignment Agreement Between Related Parties with POH whereby ASOPI and ASOF assigned 100 Shares of Series B Preferred Stock and 1,000 Shares of Series E Preferred Stock of Issuer to POH.

As a result of the Issuer defaulting on the Notes, on September 21, 2023, the Investment Manager sent a letter to the board of directors of the Issuer, a copy of which is attached hereto as Exhibit 2.

The Reporting Persons may have discussions with the Issuer’s management and members of the board of directors of the Issuer, and other stockholders of the Issuer, regarding the Issuer’s business, strategies and operations.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule  13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities (including without limitation plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D), to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

The applicable information set forth in or incorporated by reference in Item 5 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)       As of the end of business on September 28, 2023, which is the business day before the filing date of this Schedule 13D:

(i)	AFM directly beneficially owns [2,388,056,906] shares of Common Stock (inclusive of 1,152,500,000 shares of Common Stock underlying derivative securities), representing [86.8]% of all of the outstanding shares of Common Stock.

(ii)	ASOF directly beneficially owns [2,388,056,906] shares of Common Stock (inclusive of 1,152,500,000 shares of Common Stock underlying derivative securities), representing [86.8]% of all of the outstanding shares of Common Stock.

(iii)	ASOPI directly beneficially owns [2,388,056,906] shares of Common Stock (inclusive of 1,152,500,000 shares of Common Stock underlying derivative securities), representing [86.8]% of all of the outstanding shares of Common Stock.

(iv)	ASPI directly beneficially owns [2,388,056,906] shares of Common Stock (inclusive of 1,152,500,000 shares of Common Stock underlying derivative securities), representing [86.8]% of all of the outstanding shares of Common Stock.

(v)	The Investment Manager, as the investment manager of the Funds and the SMA, and the IM General Partner, as the general partner of the Investment Manager, may be deemed to beneficially own the [2,388,056,906] shares of Common Stock beneficially owned by the Funds and the SMA (inclusive of 1,152,500,000 shares of Common Stock underlying derivative securities), representing [86.8]% of all of the outstanding shares of Common Stock.

CUSIP No. 55826L109	13D	Page 25 of 28 Pages

(vi)	The AFM General Partner, as the general partner of AFM, may be deemed to beneficially own the [2,388,056,906] shares of Common Stock beneficially owned by AFM, representing [86.8]% of all of the outstanding shares of Common Stock.

(vii)	The ASOF General Partner, as the general partner of ASOF, may be deemed to beneficially own the [2,388,056,906] shares of Common Stock beneficially owned by ASOF, representing [86.8]% of all of the outstanding shares of Common Stock.

(viii)	The ASOPI General Partner, as the general partner of ASOPI, may be deemed to beneficially own the [2,388,056,906] shares of Common Stock beneficially owned by ASOPI, representing [86.8]% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock reported herein other than such shares reported herein as beneficially owned directly by such Reporting Person.

The foregoing beneficial ownership amounts and percentages give effect to provisions in the Issuer’s derivative securities that limit beneficial ownership of the Reporting Persons to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the derivative security (the “Beneficial Ownership Limitation”). The Reporting Persons, upon notice to the Issuer, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% (or 19.99% in the case of the Series D Preferred Stock and the Series E Preferred Stock) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the derivative securities held by the Reporting Persons. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Issuer. See Exhibits 4 through 8 hereto for a complete description of the Beneficial Ownership Limitations contained in the Issuer’s applicable derivative securities.

The percentage ownership of each Reporting Person is based on 1,599,095,027 shares of Common Stock outstanding as of November 10, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2022.

(b)       AFM has, and each of the Investment Manager and the AFM General Partner may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of [2,388,056,906] shares of Common Stock reported herein. ASOF has, and each of the Investment Manager and the ASOF General Partner may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of [2,388,056,906] shares of Common Stock reported herein. ASOPI has, and each of the Investment Manager and the ASOPI General Partner may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of [2,388,056,906] shares of Common Stock reported herein. ASPI has, and the Investment Manager may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of [2,388,056,906] shares of Common Stock reported herein.

(c)       Other than as described below, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days:

On September 29, 2023, pursuant to and in accordance with terms of the Pledge Agreement and as a result of an event of default under the Notes, the Reporting Persons acquired the Pledged Shares from the Pledgors.

(d)       To the knowledge of the Reporting Persons, no person or entity other than the Reporting Persons has the right to receive or the  power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person as reported in the Schedule 13D.

CUSIP No. 55826L109	13D	Page 26 of 28 Pages

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The applicable information set forth in or incorporated by reference in Item 5 and Item 7 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Item 7. Material to be filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Letter, dated September 21, 2023, from the Investment Manager to the board of directors of the Issuer

3.	Assignment Agreement Between Related Parties

4.	Certificate of Designations, Preferences, Limitations, Restrictions and Relative Rights of Series B Super Voting Preferred Stock of the Issuer, dated July 28, 2020, filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2020, and incorporated herein by reference.

5.	Certificate of Designations, Preferences and Rights of the Series E Convertible Preferred Stock of the Issuer, dated March 26, 2021, filed as Exhibit 3.9 to the Issuer’s Amendment No. 1 to Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on June 23, 2021, and incorporated herein by reference.

6.	Limited Guarantor Pledge Agreement in favor of ASOF and ASOPI, dated February 17, 2021 (filed herewith).

7.	Amendment No. 1 to Limited Guarantor Pledge Agreement in favor of ASOF and ASOPI, dated September 24, 2021 (filed herewith).

8.	Form of common stock purchase warrant, filed as Exhibit 4.2 to the Issuer’s Amendment No. 1 to Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on June 23, 2021, and incorporated herein by reference.

9.	Form of original issue discount senior secured convertible promissory note, filed as Exhibit 4.1 to the Issuer’s Amendment No. 1 to Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on June 23, 2021, and incorporated herein by reference.

CUSIP No. 55826L109	13D	Page 27 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 29, 2023

ARENA INVESTORS LP
By: Arena Investors GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA FINANCE MARKETS LP
By: Arena Finance Markets GP, LLC its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA FINANCE MARKETS GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND, LP
By: Arena Special Opportunities Fund (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

CUSIP No. 55826L109	13D	Page 28 of 28 Pages

ARENA SPECIAL OPPORTUNITIES PARTNERS I, LP
By: Arena Special Opportunities Partners (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNERS (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA STRUCTURED PRIVATE INVESTMENTS (CAYMAN), LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

PORTENTS HOLDINGS, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory